March 13, 2025

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Valeria Franks

 Rufus Decker

Re:	Madison Square Garden Sports Corp.

Form 10-K for the Fiscal Year Ended June 30, 2024

Filed August 13, 2024

File No. 001-36900

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 6, 2025, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2024 (the “Form 10-K”) of Madison Square Garden Sports Corp. (the “Company,” “we,” “us” and “our”).

For your convenience, we have set forth the comment from your letter in bold immediately followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the Form 10-K, and references herein to page numbers and section headings refer to page numbers and section headings in the Form 10-K.

Form 10-K for Fiscal Year Ended June 30, 2024

Consolidated Financial Statements

Consolidated Statements of Operations, page F-7

1.

Please present revenues and direct operating expenses associated with tangible products, services and leasing activities separately, if they represent more than 10% of total revenues in any period presented. Revenues for items that represent less than 10% of total revenues may be aggregated with revenues for other items that also represent less than 10% of total revenues. Direct operating expenses should be combined in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.

Company Response: In response to the Staff’s comment regarding separately presenting revenues and direct operating expenses associated with tangible products, services and leasing activities on the face of the statement of operations, we respectfully note that management considered Regulation S-X (“S-X”) Rule 5-03.1, which requires the separate presentation in the statement of operations for any of the following revenue categories that exceed 10% of total revenues:

a. Net sales of tangible products (gross sales less discounts, returns and allowances);

b. Operating revenues of public utilities or others;

c. Income from rentals;

d. Revenues from services; and

e. Other revenues.

The costs and expenses related to each revenue category must also be reflected separately in the statement of operations as required by S-X Rule 5-03.2.

Management analyzed the above referenced regulations, along with the details of the Company’s revenues, and respectfully advises the Staff that it believes that the Company’s current aggregated presentation for revenues and direct operating expenses is appropriate based on the considerations discussed below.

Revenues from Services

The Company derives a majority of its revenues from:

•	Ticket sales for our sports teams’ home games at Madison Square Garden Arena (“The Garden”) and certain fees added to ticket prices;

•

Media rights fees earned from the licensing of the local media rights for our sports teams’ home and away games to MSG Networks Inc. and through the receipt of our share of fees paid for league-wide media rights;

•	Licenses of the suites and premium clubs at The Garden, the revenues from which are shared with Madison Square Garden Entertainment Corp. (“MSG Entertainment”);

•

Sales of sponsorships and signage specific to our sports teams, as well as a portion of revenues through MSG Entertainment’s sale of venue indoor signage space and sponsorship rights that are not specific to our teams;

•	Our share of sports league distributions and royalties and other revenues from sports leagues’ licensing of team and sports league trademarks; and

•	Other services.

Management believes that aggregation of the above revenue streams is aligned with the requirements of S-X Rule 5-03 with respect to the presentation of “revenues from services,” as management views the presentation and licensing of our sports teams’ home and away games to be services, rather than a “tangible product”. Management also views league distributions, royalties and other revenues earned from sports leagues’ licensing of team and sports league trademarks to be “revenue from services” as the Company satisfies its obligations under its arrangements with the leagues by performing services to support and maintain the utility of its sports teams’ brands.

Net sales of tangible products

The Company also derives revenues from:

•	Food and beverage sales for our sports teams’ home games at The Garden, the revenues from which are shared with MSG Entertainment; and

•	Merchandise sales.

Management views food, beverage and merchandise sales to be the Company’s only tangible product revenues which in the aggregate comprised 4%, 4%, and 3% of the Company’s total revenues in each of the years ended June 30, 2024, 2023, and 2022, respectively. As such, in accordance with S-X Rule 5-03, these tangible product-based revenues have not been disclosed separately on the face of the Company’s consolidated statements of operations. Management monitors tangible product revenues as a percentage of the Company’s total revenues on an ongoing quarterly basis. To the extent that the sale of tangible products exceeds 10% in a reporting period, management will modify the Company’s disclosure accordingly.

As the Company’s revenues have been presented on an aggregate basis based on the analysis outlined above, the Company has also presented the direct operating expenses associated with such revenues on an aggregate basis in accordance with S-X Rule 5-03.2.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Victoria M. Mink at (212) 631-5177.

Sincerely,

/s/ Victoria M. Mink
Victoria M. Mink
Executive Vice President, Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.

cc:	Alexander Shvartsman, Madison Square Garden Sports Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP

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